                                        December 14, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Rolaine Bancroft and Mr. Arthur Sandel

Re:	Toyota Auto Finance Receivables LLC
Registration Statement on Form SF-3
Filed October 26, 2018
File No. 333-228027

Dear Ms. Bancroft and Mr. Sandel:
On October 26, 2018, our client, Toyota Auto Finance Receivables LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On November 20, 2018, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”), an amended form of indenture (the “Amended Indenture”) and an amended form of sale and servicing agreement (the “Amended Sale and Servicing Agreement”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.
For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.
Asset Representations Review, page 79
1.
Comment:  We note that you have included on page 80 a two-pronged voting threshold for an investor vote to direct an asset representations review: “If, by that voting deadline, votes in favor of an Asset Representations Review have been cast by

Securities and Exchange Commission
Division of Corporation Finance
December 14, 2018

Noteholders representing at least a majority of the aggregate outstanding principal amount of the Notes held by voting Noteholders, and such affirmative votes represent votes by Noteholders holding at least 5% of the aggregate outstanding principal amount of the Notes....” General Instruction I.B.1(b)(C)(2)(b) to Form SF-3 limits the voting threshold for such a vote to only a simple majority of those interests casting a vote to direct a review by the asset representations reviewer. Please delete the second prong of your voting threshold in the prospectus and your transaction documents.
Response:  We direct your attention to pages 80 and 81 of the Amended Prospectus, where we have clarified that, while a quorum of 5% of the total interest in the pool in any offering conducted off of this registration statement will be required to conduct a vote, only a simple majority of those interests casting a vote will be required to direct a review by the asset representations reviewer.  We also direct your attention to page 63 of the Amended Indenture, where we have made the same clarification.
2.
Comment:  We note your disclosure on page 82 and in Section 7.02(d) of the form of Indenture that the “Indenture Trustee will not have any obligation to pursue or otherwise be involved in resolving any repurchase request…unless…such Noteholders have offered to the Indenture Trustee security or indemnity reasonably satisfactory to it….” Please revise to clarify in the prospectus, in the form of Indenture, and elsewhere as necessary, that such contractual provisions will not undermine the indenture trustee’s duties in connection with actions required by the shelf eligibility criteria relating to the asset representations review and dispute resolution.

Response:  We direct your attention to pages 65 and 82 of the Amended Prospectus, where we have clarified that any such requirement for a Noteholder to provide security or indemnity will not undermine the indenture trustee's duties in connection with actions required by the shelf eligibility criteria relating to the asset representations review and dispute resolution.  We also direct your attention to pages 37, 38 and 47 of the Amended Indenture, and to page 73 of the Amended Sale and Servicing Agreements, where we have made the same clarifications.
Repurchase of Receivables
Dispute Resolution, page 85
3.
Comment:  We note your disclosure here and in Section 11.02 of the form of Sale and Servicing Agreement relating to repurchase requests that are not fulfilled or otherwise resolved within 180 days of the receipt of such requests by the sponsor or the depositor. It is not clear, if such repurchase request is sent by a Noteholder or Verified Note Owner to the Indenture Trustee, which transaction party will be responsible for forwarding such request to the sponsor or the depositor. Please revise here and in the form of Sale and Servicing Agreement to clarify.

Securities and Exchange Commission
Division of Corporation Finance
December 14, 2018

Response:  We direct your attention to page 85 of the Amended Prospectus, where we have clarified that if a repurchase request is sent by a Noteholder or Verified Note Owner to the Indenture Trustee, the Indenture Trustee will be responsible for forwarding such request to the sponsor or the depositor.  We also direct your attention to page 71 of the Amended Sale and Servicing Agreement, where we have made the same clarification.
[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
Division of Corporation Finance
December 14, 2018

Should you have any further questions or comments please contact me at 1‑212‑309‑6200.
Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Wei Shi Sean Gurgle, Esq.